SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

2nd September 2005

FINANCIAL YEAR 2005-06

FIRST QUARTER 2005-06

•	Strong performance in Passenger activity and robust unit revenues in both Passenger and Cargo
•	Current operating profit up by 27.4% to 223 million euros
•	Objective for the full year revised upwards
•	Gearing ratio sharply reduced

The Board of Directors of Air France-KLM, at a meeting on 1st September 2005 chaired by Jean-Cyril Spinetta examined the accounts for the First Quarter of Fiscal Year 2005-06

Consolidated figures

	First quarter to 30th June
In € millions	2005 IFRS	2004 pro forma IFRS(1)		Change		2004 published(3)
Turnover	5 186	4 917	(2)	+5.5	%(2)	4 463
Current operating profit	223	175		+27.4%		156
Net profit, Group share	112	536		NS		95
Net profit, Group share excl. write-back of KLM negative goodwill	110	87		+26.4%		65

(1)	Figures for Q1 2004-05 have been restated on the basis of the consolidation of both Air France and KLM over three months.
(2)	Prior to fiscal 2004-05, Servair was consolidated with a gap of one quarter. To compensate for this gap, six months of Servair activity were consolidated in Q1 2004-05. On a constant consolidation basis, turnover would have risen 6.4%.
(3)	Consolidation of Air France over three months and KLM over two months under French GAAP

First quarter to 30th June 2005: current operating profit of 223 million euros (+27.4%)

Despite a further rise in the oil price, the air transportation industry recorded high levels of passenger activity. In contrast the weakness of European exports weighed on cargo activity. Against this backdrop, Air France-KLM recorded a strong first quarter with a sharp rise in its passenger traffic and an improvement in unit revenues, including those of Cargo.

Turnover rose 5.5% (6.4% excluding the Servair effect) to 5.19 billion euros. Operating expenses rose 4.7% to 4.96 billion euros. Excluding fuel, operating expenses were virtually stable (+0.6%) against a 5.1% increase in activity measured in equivalent available seat kilometers (EASK).

The main changes in operating expenses stemmed from fuel charges, which were up 32.2%, and Commercial and distribution charges which were reduced by 18.4%. Changes in other expenses were in line with the development of the activity.

The fuel bill amounted to 809 million euros (+197 million euros) under the combined impact of a rise of 3% in volumes and 50% in jet fuel prices before hedging, and a 7% fall in the value of the Dollar relative to the Euro. Thanks to the quality of the hedging contracts in place, the group was able to reduce its fuel bill by 176 million euros or 18% before hedging.

Contact : Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website : www.airfranceklm-finance.com

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Commercial and distribution costs fell by 71 million euros to 315 millions (-18.4%) following the implementation of the zero commission system on 1st April 2005 in France (and 1st January 2005 in the Netherlands).

Unit costs measured in equivalent available seat kilometers (EASK) rose 0.7%, but were down 2.7% on a constant exchange rate and fuel price basis.

Current operating profit rose 27.4% to 223 million euros at 30th June 2005, against 175 million euros at 30th June 2004. The operating margin rose 0.7 points to 4.3%.

Interest charges were reduced from 67 million euros at 30th June 2004 to 60 million euros at 30th June 2005 (-10.4%). In contrast, the foreign exchange loss deepened to 23 million euros versus 18 million euros a year earlier, mainly due to the impact of the stronger Dollar on debt.

Before the write-back of the KLM goodwill (which amounted to 449 million at 30th June 2004 and 2 million at 30th June 2005) the consolidated pre-tax profit of fully integrated companies rose 32.4%, from 111 million euros at 30th June 2004 to 147 million euros at 30th June 2005.

Net profit, Group share amounted to 112 million euros. The year-on-year change was non significant when taking account of the write-backs of the KLM goodwill. Excluding these write-backs, net profit Group share amounted to 110 million euros at 30th June 2005 versus 87 million euros at 30th June 2004, a rise of 26.4%.

Information by business

Passenger Activity

During the quarter to 30th June 2005, traffic rose 6.5% on capacity up 4.9%, leading to a 1.2 point rise in load factor to 79.5%.

Passenger turnover totalled 4.08 billion euros (+6.5%) in spite of a negative exchange rate impact of 1.6%. Current operating profit rose 35.4% to 176 million euros (versus 130 million euros at 30th June 2004).

	Quarter to 30th June
	2005	2004	Change
Turnover from regular passenger business (in € millions)	3 859	3 621	+6.6%
Unit revenue per RPK (in € cents)	8.38	8.37	+0.1%
Unit revenue per ASK (in € cents)	6.66	6.55	+1.6%
Unit cost per ASK (in € cents)	6.27	6.23	+0.7%

Revenue per passenger kilometer (RPK) increased 1.7% on a constant currency basis. Revenue per available seat kilometer (ASK) rose 3.2% on a constant currency basis in spite of the implementation of zero commission which weighed negatively on its growth. Unit costs per available seat kilometer were down 2.8% on a constant exchange and fuel price basis.

Cargo

The Cargo business made progress this quarter in a difficult environment. Traffic rose 1.4% on capacity up 6.1%. Load factor was 65.5%, a decline of 3 points. However, unit revenues rose sharply, enabling the Cargo business to make a positive contribution to the Group’s current operating profit.

Total turnover for the Cargo business was 660 million euros, up 6.8% including a negative exchange effect of 3.0%. Current operating profit amounted to 11 million euros versus 18 million euros at 30th June 2004.

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	Quarter to 30th June
	2005	2004	Change
Turnover (in € millions)	610	570	+7.0%
Unit revenues per ATK (in € cents)	23.17	21.96	+5.5%
Unit revenues per RTK (in € cents)	15.18	15.05	+0.8%
Unit costs per RTK (in € cents)	14.81	14.48	+2.3%

Yield per revenue tonne kilometer (RTK) and per available tonne kilometer (ATK) rose 8.5% and 3.8% respectively excluding the currency impact. Unit costs per ATK fell 1.7% on a constant exchange rate and fuel price basis.

Maintenance

The maintenance activity generated third-party turnover of 213 million euros (up 6%) despite a negative currency effect of 2.8%. Current operating profit more than doubled to 14 million euros versus 6 million euros a year earlier.

Other activities

Turnover of the Group’s other activities amounted to 219 million euros of which 132 million euros at Transavia and 41 million euros at the catering activities. Current operating profit was 22 million euros (versus 21 millions at 30th June 2004) of which 18 million euros from Transavia (versus 16 million euros a year earlier).

Reinforced financial position

During the quarter, capital expenditure amounted to 730 million euros, financed by operating cash flow of 834 million euros and 13 million euros from asset disposals.

The balance sheet was strengthened, with net debt standing at 5.49 billion euros (versus 5.48 billion euros at 31st March 2005) and shareholders’ funds of 6.11 billion euros (versus 5.09 billion euros at 31st March 2005). The increase in shareholders’ funds was attributable to the recognition of the value of certain hedging instruments as equity under IAS 32 and 39. At 30th June 2005, the value of hedging instruments, post-tax, amounted to 1.03 billion euros, incorporating a 330 million euros change in value between 1st April and 30th June 2005. On the other hand, the application of IFRS 2 led to the booking of a negative sum of 104 million euros, representing an equalization payment owed to the State in the context of the share-for-salary offer to Air France employees undertaken at the time of the privatisation of Air France-KLM.

The gearing ratio was reduced from 1.08 at 31st March 2005 to 0.9 at 30th June 2005.

Outlook for the full year: current operating profit target revised upwards

Given the robustness of both activity levels and unit revenues, the results for the second quarter should see a marked improvement. The quality of the fuel hedging contracts in place will absorb an significant part of the impact on the charges of the current rise in oil prices. As a result of this, and on condition that its activity trends remain broadly unchanged, Air France-KLM is now targeting a current operating profit for the full year 2005-06 significantly above the 2004-05 level restated under IFRS.

Amadeus operation

The Amadeus operation, which was completed in July 2005, generated 818 million euros in cash and a capital gain of 569 million euros before taxes which will be booked in the consolidated accounts of the second quarter 2005-06.

3/7

Corporate governance

The Board of Directors of Air France-KLM was saddened to learn at the beginning of August of the death of Mr Willem Duisenberg, a director of the company since 24th June 2004.

Elsewhere, the Board of Directors recorded the resignation of Mr Christian Paris, a director of the company since 14th September 2001.

The positions left vacant by these directors have not yet been filled.

Diary

Friday September 2:

•	audio-web conference at 2:00 pm (London time)
to connect to the conference call, please dial 00 44 207 162 0125 (password: AKH)
and for US: 1 334 323 6203 (password: AKH)
to visualize the presentation, go to the following website:
http://airfranceklm.momentys.com (password: AKHQ1)
for instant replay, please dial 00 44 207 031 4064 (code: 671638)

Monday October 3:

•	Investors’ Day at the Hilton Roissy at 9.30 am

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings, including its Annual Reports on Form 20-F for the year ended March 31, 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise

4/7

AIR FRANCE - KLM GROUP

CONSOLIDATED INCOME STATEMENT

	First quarter ended
(In EUR millions)	06.30.2005	06.30.2004
		Pro forma
Operating revenues
Scheduled passenger	3 859	3 621	6.6%
Other air transport operations	225	214	5.1%

Total Passenger	4 084	3 835	6.5%
Cargo	610	570	7.0%
Other cargo revenues	50	48	4.2%

Total Cargo	660	618	6.8%
Maintenance	213	201	6.0%
Others	229	263	-12.9%

Operating revenues	5 186	4 917	5.5%

Other operating revenues	—	1	N.A.

Operating charges
Aircraft fuel	(809)	(612)	32.2%
Chartering costs	(138)	(139)	-0.7%
Aircraft operating lease costs	(155)	(149)	4.0%
Landing fees & en route charges	(403)	(384)	4.9%
Catering	(101)	(105)	-3.8%
Handling charges & other operating costs	(292)	(283)	3.2%
Aircraft maintenance costs	(182)	(184)	-1.1%
Commercial & distribution costs	(315)	(386)	-18.4%
Other external expenses	(504)	(488)	3.3%

External expenses	(2 899)	(2 730)	6.2%

Salaries & related costs	(1 575)	(1 518)	3.8%
Taxes other than income tax	(58)	(59)	-1.7%
Charge to depreciation/amortization, net	(391)	(394)	-0.8%
Charge to operating provisions, net	(39)	(31)	25.8%
Other income and charges, net	(1)	(11)	-90.9%

Total operating charges	(4 963)	(4 743)	4.6%

Current operating result	223	175	27.4%

Gain on disposal of flight equipment, net	—	3	N.A.
Restructuring costs	—	—	N.A.
Gain on disposals of subsidiaries and affiliates	—	—	N.A.
Amortization of badwill	2	449	-99.6%
Other operating income and charges, net	3	23	-87.0%

Operating income	228	650	-64.9%

Financial income	27	23	17.4%
Financial expenses	(87)	(91)	-4.4%

Net financial income (expenses)	(60)	(68)	-11.8%

Foreign exchange gain (loss)	(23)	(17)	35.3%
Gain (loss) on financial instruments	4	2	100.0%
Other financial gain (loss)	—	(7)	N.A.
Pretax income (loss) of fully integrated companies	149	560	-73.4%

Income tax	(52)	(39)	33.3%

Income (loss) of fully integrated companies	97	521	-81.4%

Share in net income of equity affiliates	17	17	0.0%

Net income (loss) from continuing operations	114	538	-78.8%

Net income (loss) from discontinued operations	—	2	N.A.

Income (loss) before income tax and minority interests	114	540	-78.9%

Minority interests	(2)	(4)	-50.0%

NET INCOME (LOSS)	112	536	-79.1%

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FLEET AS OF 30 JUNE 2005

AIR FRANCE FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	6/30/05	3/31/05	6/30/05	3/31/05	6/30/05	3/31/05	6/30/05	3/31/05	6/30/05
B747-400	8	8	1	1	7	7	16	16	16	16
B747-300/200	7	7					7	7	5	5
B777-200/300	16	16	4	4	14	15	34	35	34	35
A340-300	8	8	6	6	8	7	22	21	22	21
A330-200	4	6	1	1	9	9	14	16	13	16
B767-300	1	1					1	1

Long-haul fleet	44	46	12	12	38	38	94	96	90	93

B747-400	1	2			3	3	4	5	4	4
B747-200	5	5	1	1	2	2	8	8	8	8

Cargo	6	7	1	1	5	5	12	13	12	12

A321	11	11			2	2	13	13	13	13
A320	49	49	3	3	15	15	67	67	67	67
A319	18	19	4	4	21	21	43	44	43	44
A318	9	9					9	9	9	9
B737-300/500	4	4	3	3	9	6	16	13	15	13

Medium-haul fleet	91	92	10	10	47	44	148	146	147	146

Total Air France fleet	141	145	23	23	90	87	254	255	249	251

REGIONAL FLEET

BRIT AIR

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	6/30/05	3/31/05	6/30/05	3/31/05	6/30/05	3/31/05	6/30/05	3/31/05	6/30/05
Canadair Jet 100	2	2	11	11	6	6	19	19	19	19
Canadair Jet 700	2	2	9	9			11	11	11	11
F100-100	1	2			9	9	10	11	10	11

Total	5	6	20	20	15	15	40	41	40	41

CITY JET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	6/30/05	3/31/05	6/30/05	3/31/05	6/30/05	3/31/05	6/30/05	3/31/05	6/30/05
BAE146-200/300*	5	5			12	11	17	16	17	16

Total	5	5			12	11	17	16	17	16

* including 2 aircraft sub-leased by KLM U.K. to CityJet

REGIONAL

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	6/30/05	3/31/05	6/30/05	3/31/05	6/30/05	3/31/05	6/30/05	3/31/05	6/30/05
BEECH 1900	6	6	1	1	1	1	8	8
EMB145-EP/MP	2	2	8	8	18	18	28	28	28	28
EMB135-ER	2	2	3	3	4	4	9	9	9	9
EMB120-ER	7	7	3	3	3	2	13	12	10	9
F100-100	1	1		1	6	5	7	7	6	7
F70-70				5	5		5	5	5	5
SAAB 2000					6	6	6	6	6	6

Total	18	18	15	21	43	36	76	75	64	64

Total Regional fleet	28	29	35	41	70	62	133	132	121	121

Air Ivoire

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	6/30/05	3/31/05	6/30/05	3/31/05	6/30/05	3/31/05	6/30/05	3/31/05	6/30/05
F28			3	3			3	3	3	3
A321					1	1	1	1

Total			3	3	1	1	4	4	3	3

TOTAL Air France Group	169	174	61	67	161	150	391	391	373	375

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FLEET AS OF 30 JUNE 2005

KLM AND TRANSAVIA FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	6/30/05	3/31/05	6/30/05	3/31/05	6/30/05	3/31/05	6/30/05	3/31/04	3/31/05
B747-400	6	6	16	16			22	22	22	22
B777-200			4	4	6	6	10	10	10	10
MD11		1	8	7	2	2	10	10	10	10
B767-300					12	11	12	11	12	11

Long-haul fleet	6	7	28	27	20	19	54	53	54	53

B747-400			3	3			3	3	3	3

Cargo			3	3			3	3	3	3

B737-900			2	2	3	3	5	5	5	5
B737-800	6	6	20	20	4	4	30	30	30	30
B737-700		1	4	4	5	5	9	10	9	10
B737-400	6	6			7	7	13	13	13	13
B737-300	6	6	1	1	7	7	14	14	14	14

Medium-haul fleet	18	19	27	27	26	26	71	72	71	72

Total KLM fleet	24	26	58	57	46	45	128	128	128	128

REGIONAL FLEET

KLM Cityhopper

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	31/3/05	30/6/05	31/3/05	30/6/05	31/3/05	30/6/05	31/3/05	30/6/05	31/3/05	30/6/05
F70	18	20			3	1	21	21	20	21
F50			6	6	4	4	10	10	10	10

Total KLM Cityhopper fleet	18	20	6	6	7	5	31	31	30	31

KLM Cityhopper UK

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	31/3/05	30/6/05	31/3/05	30/6/05	31/3/05	30/6/05	31/3/05	30/6/05	31/3/05	30/6/05
F100	1	1	14	14	1	1	16	16	16	16
F50					6	6	6	6	6	6

Total KLM Cityhopper UK fleet	1	1	14	14	7	7	22	22	22	22

Total Regional fleet	19	21	20	20	14	12	53	53	52	53

TOTAL KLM Group	43	47	78	77	60	57	181	181	180	181

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Air France — KLM Group

CONSOLIDATED FINANCIAL STATEMENTS

Established in accordance with accounting principles and valuation methods of IFRS standards adopted by the European Union

FIRST QUARTER ENDED 30 JUNE 2005

Air France — KLM Group

Consolidated income statement

In EUR million

First quarter ended June 30,		2005	2004
	Notes		Pro forma *
Operating revenues	4	5 186	4 917
Other operating revenues		—	1
External expenses	5	(2 899)	(2 730)
Salaries and related costs	6	(1 575)	(1 518)
Taxes other than income tax		(58)	(59)
Charge to operating amortization		(391)	(394)
Charge to operating depreciation		(39)	(31)
Other current income and charges, net		(1)	(11)

Current operating result		223	175

Gains on disposals of flight equipment		—	3
Restructuring costs		—	—
Gains on disposals of subsidiaries and affiliates, net		—	—
Amortization of badwill		2	449
Other operating income and charges, net		3	23

Operating result		228	650

Net financial charges		(79)	(90)

Pre-tax income (loss) of fully integrated companies		149	560

Income tax (loss)		(52)	(39)

Income (loss) of fully integrated companies		97	521

Share in net income of equity affiliates		17	17

Net Income (loss) from continuing operations		114	538

Net income(loss) in discontinued operations		—	2

Income (loss) before minority interests		114	540

Minority interests		(2)	(4)

NET INCOME (loss)		112	536

Earnings (loss) per issued share as of June, 30		0.42	1.08
Earnings (loss) per share
- basic		0.43	1.13
- diluted		0.43	1.13

*	Consolidated income statement established in accordance with accounting principles and valuation methods of IFRS standards adopted by the European Union

Air France — KLM Group

Consolidated balance sheet

In EUR million

	6/30/2005	3/31/2005
		Pro forma *
Assets
Consolidation goodwill	105	99
Intangible fixed assets	543	549
Flight equipment	10 463	10 150
Other property and equipment	1 844	1 818
Investments in equity affiliates	584	559
Other non current financial assets	946	529
Income tax receivable	—	181
Other non current accounts receivable	2 783	1 537

Long term Assets	17 268	15 422

Other current financial assets	53	318
Inventory	392	382
Trade receivables	2 859	2 272
Other current accounts receivables	2 413	1 123
Marketable securities	2 380	2 231
Cash	231	398

Current assets	8 328	6 724

Total	25 596	22 146

*	Consolidated balance sheet established in accordance with accounting principles and valuation methods of IFRS standards adopted by the European Union

Air France — KLM Group

Consolidated balance sheet (continued)

In EUR million

Liabilities and stockholders’ equity at	6/30/2005	3/31/2005
Pro forma *
Common stock	2 290	2 290
Additional paid-in capital	422	384
Retained earnings (accumulated deficit)	3 305	2 321
Cumulative translation adjustment	(9)	(9)

Stockholders’ equity	6 008	4 986

Minority interests	107	104

Stockholders’ equity and minority interests	6 115	5 090

Long term provisions for liabilities and charges	1 858	1 855
Long term Financial debt	7 682	7 459
Income tax liability	559	159
Other long term payables	1 465	851

Long term liabilities	11 564	10 324

Current Provisions for liabilities and charges	210	218
Current Financial debt	1 125	1 337
Trade payables	2 113	1 901
Advance ticket sales and loyalty program	1 993	1 656
Other payables	2 476	1 620

Current liabilities	7 917	6 732

Total	25 596	22 146

*	Consolidated balance sheet established in accordance with accounting principles and valuation methods of IFRS standards adopted by the European Union

Air France — KLM Group

Consolidated Statements of Changes in Stockholders’ Equity

In EUR million

Before allocation of income	Number of shares comprising common stock	Common stock	Add’l paid-in capital	Retained earnings	Other comprehensive income	Treasury stock	Cumulative Translation adjustement	Total Stockholders’ equity	Minority interests	Total stockholders’ equity and minority interests
March 31, 2004	219 780 887	1 868	261	1 309		(18)	(9)	3 411	88	3 499

Issuance of common stock	49 602 631	422	346					768		768
Dividends paid								—	(1)	(1)
Treasury stock								—		—
Translation differences							5	5	1	6
Current year net income				536	—			536	4	540
Changes in scope of consolidation								—	69	69

June 30, 2004 Pro forma	269 383 518	2 290	607	1 845		(18)	(4)	4 720	161	4 881

March 31, 2005	269 383 518	2 290	384	2 363	—	(42)	(9)	4 986	104	5 090

Exchange offer costs				(104)				(104)		(104)
Convertible bonds “OCEANEs”			38					38		38
Derivatives				697				697		697
Other Comprehensive income					330			330		330
Treasury stock						(51)		(51)		(51)
Translation differences								—		—
Current year net income				112				—	1	1
Changes in scope of consolidation								112	2	114

June 30, 2005	269 383 518	2 290	422	3 068	330	(93)	(9)	6 008	107	6 115

Air France — KLM Group

Consolidated statement of cash flows

In EUR million

First quarter ended June 30,	2005	2004	March 31, 2005
		Pro forma *	Pro forma *
Net income (loss)	114	540	734
Charges to operating amortization and depreciation, net	430	425	1 679
Charges to depreciation of financial assets, net	—	4	9
Gains on disposals of flight equipment	—	(26)	(19)
Gains on disposals of subsidiaries and affiliates, net	—	—	(67)
Derivatives income (loss)	(4)	(2)	—
Unrealized exchange gains or losses	20	9	(7)
Negative goodwill	(2)	(449)	(449)
Other	2	(52)	(166)
Share in net income of equity affiliates	(17)	(17)	(69)
Deferred tax	52	42	147
Changes in working capital	239	168	163

Cash flows from operating activities	834	642	1 955

Acquisitions of subsidiaries and affiliates	(28)	620	506
Purchase of tangible and intangible fixed assets	(730)	(624)	(2 142)
Disposals of subsidiaries and affiliates	—	—	109
Proceeds on disposal of tangible and intangible assets	13	25	156
Dividends received	4	20	27

Cash flows from investing activities	(741)	41	(1 344)

Issuance of common stock	—	—	—
New debts	443	264	860
Repayments of debts	(109)	(106)	(300)
Repayments of capital lease obligations	(69)	(54)	(376)
Net decrease (increase) in loans	(56)	(1)	(66)
Net decrease (increase) in short-term investments	(30)	(110)	86
Dividends paid	(1)	(1)	(24)
Reduction of minority interests	—	—	(11)

Cash flows from financing activities	178	(8)	169

Translation differences	—	1	(5)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	271	676	775

Opening cash and cash equivalents	2 192	1 417	1 417
Closing cash and cash equivalents	2 463	2 093	2 192

*	Consolidated statement of cash flows established in accordance with accounting principles and valuation methods of IFRS standards adopted by the European Union

Air France — KLM Group

NOTES TO THE FINANCIAL STATEMENTS

Air France — KLM Group

4. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AREA

4.1 – Information by sector of activity

In EUR million

First quarter ended June 30, 2005
	Passenger	Cargo	Maintenance	Other	Total
Operating Revenues	4 253	667	665	334	5 919
Internal Operating revenues	(169)	(7)	(452)	(105)	(733)
Operating revenues, net	4 084	660	213	229	5 186

Current Operating result	176	11	14	22	223

Operating income	176	11	14	27	228

In EUR million

First quarter ended June 30, 2004 Pro forma
	Passenger	Cargo	Maintenance	Other	Total
Operating Revenues	3 984	624	644	356	5 608
Internal Operating revenues	(149)	(6)	(443)	(93)	(691)
Operating revenues, net	3 835	618	201	263	4 917

Current operating result	130	18	6	21	175

Operating income	130	18	6	496	650

The various sources of the Company’s operating revenues are described below :

Passenger : Passenger operating revenues consist of scheduled passenger and other passenger revenues. Scheduled passenger operating revenues are derived from passengers transported on flights which have the Company’s code, including flights that are operated by other airlines pursuant to code sharing agreements. Other passenger operating revenues are derived from commissions from Sky Team alliance partnership arrangements, revenues from block-seat sales, information systems revenues and excess baggage receipts and handling revenues provided by the Group to other companies.

Cargo : Cargo operating revenues are subdivided into freight transportation and other cargo operating revenues. Operating revenues from freight transportation consist of the transportation of cargo on flights which have the Company’s code, including flights that are operated by other airlines pursuant to code sharing agreements. Operating revenues from other cargo transportation are derived principally from sales of cargo capacity to third parties.

Maintenance : Maintenance operating revenues generated by the Company correspond to aircraft maintenance operations provided to third parties.

Other : Other operating revenues currently consist of catering to the on request air transport mainly made by Transavia.

Consolidated sales revenues, for the period ended June 30, 2005, totalled 5.2 billion euros, increasing by 5.5% compared to the previous pro forma period. This increase was generated by all activity sectors, particularly passengers and cargo.

Current operating result increased by 49 million euros to 223 million euros from 174 million euros at June, 2004. Operating income decreased by 421 million euros, to 228 million euros from 649 million euros at June 30, 2004 with pro forma data. The operating income of the period ended June 30, 2004 included an amortization of the negative goodwill recognized on KLM amounting to 449 million euros against 3 million euros as of June 30, 2005. All activities made a positive contribution to this result.

Air France — KLM Group

4.2 - Analysis of traffic revenues by geographical area of sale

In EUR million

	Europe North Africa		Caribbean French Guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
First quarter ended June 30, 2005

Scheduled passenger	2 633	(68.3)%	86	(2.2)%	245	(6.3)%	611	(15.8)%	284	(7.4)%	3 859
Other passenger revenues	164	(72.8)%	15	(6.7)%	8	(3.6)%	13	(5.8)%	25	(11.1)%	225

Total passenger	2 797	(68.4)%	101	(2.5)%	253	(6.2)%	624	(15.3)%	309	(7.6)%	4 084

Scheduled cargo	281	(46.0)%	9	(1.5)%	39	(6.4)%	75	(12.3)%	206	(33.8)%	610
Other cargo revenues	35	(70.0)%	1	(2.0)%	2	(4.0)%	5	(10.0)%	7	(14.0)%	50

Total cargo	316	(47.9)%	10	(1.5)%	41	(6.2)%	80	(12.1)%	213	(32.3)%	660

Maintenance	211	(99.1)%	—	—	—	—	—	—	2	(0.9)%	213
Others	224	(97.8)%	3	(1.3)%	2	(0.9)%	—	—	—	—	229

Total	3 548	(68.4)%	114	(2.2)%	296	(5.7)%	704	(13.6)%	524	(10.1)%	5 186

First quarter ended June 30, 2004 Pro forma

Scheduled passenger	2 469	(68.2)%	84	(2.3)%	238	(6.6)%	539	(14.9)%	291	(8.0)%	3 621
Other passenger revenues	147	(68.6)%	10	(4.7)%	13	(6.1)%	22	(10.3)%	22	(10.3)%	214

Total passenger	2 616	(68.2)%	94	(2.5)%	251	(6.5)%	561	(14.6)%	313	(8.2)%	3 835

Scheduled cargo	266	(46.7)%	12	(2.1)%	40	(7.0)%	66	(11.6)%	186	(32.6)%	570
Other cargo revenues	32	(66.6)%	1	(2.1)%	2	(4.2)%	6	(12.5)%	7	(14.6)%	48

Total cargo	298	(48.2)%	13	(2.1)%	42	(6.8)%	72	(11.7)%	193	(31.2)%	618

Maintenance	199	(99.0)%	—	—	—	—	—	—	2	(1.0)%	201
Others	249	(94.7)%	9	(3.4)%	5	(1.9)%	—	—	—	—	263

Total	3 362	(68.3)%	116	(2.4)%	298	(6.1)%	633	(12.9)%	508	(10.3)	4 917

Air France — KLM Group

4.3 - Analysis of traffic revenues by geographical area of destination

In EUR million

	Europe North Africa		Caribbean French Guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
First quarter ended June 30, 2005

Scheduled passenger	1 731	(44.8)%	238	(6.2)%	490	(12.7)%	836	(21.7)%	564	(14.6)%	3 859
Scheduled cargo	19	(3.1)%	44	(7.2)%	73	(12.0)%	193	(31.6)%	281	(46.1)%	610

Total	1 750	(39.2)%	282	(6.4)%	563	(12.6)%	1 029	(23.0)%	845	(18.9)%	4 469

First quarter ended June 30, 2004 Pro forma

Scheduled passenger	1 641	(45.3)%	243	(6.7)%	449	(12.4)%	779	(21.5)%	509	(14.1)%	3 621
Scheduled cargo	29	(5.1)%	47	(8.2)%	75	(13.2)%	160	(28.1)%	259	(45.4)%	570

Total	1 670	(39.9)%	290	(6.9)%	524	(12.5)%	939	(22.4)%	768	(18.3)%	4 191

Variation

Scheduled passenger	90	(5.5)%	(5)	-(2.1)%	41	(9.1)%	57	(7.3)%	55	(10.8)%	238
Scheduled cargo	(10)	-(34.5)%	(3)	-(6.4)%	(2)	-(2.7)%	33	(20.6)%	22	(8.5)%	40

Total	80	(28.8)%	(8)	-(2.9)%	39	(14.0)%	90	(32.4)%	77	(27.7)%	278

5. EXTERNAL EXPENSES

In EUR million

First quarter ended June 30,	2005	2004	Variation
	Pro forma

Aircraft fuel	809	612	32.2%
Chartering costs	138	139	-0.7%
Aircraft operating lease costs	155	149	4.0%
Landing fees and en route charges	403	384	4.9%
Catering	101	105	-3.8%
Handling charges and other operating costs	292	283	3.2%
Aircraft maintenance costs	182	184	-1.1%
Commercial and distribution costs	315	386	-18.4%
Other external expenses	504	488	3.3%

Total	2 899	2 730	6.2%

Excluding Aircraft fuel	2 090	2 118	-1.3%

External expenses were up 6.2 % as of June 30, 2005, increasing from 2.7 billion euros to 2.9 billion euros. This change is due primarily to fuel costs which rose significantly due to the surge in oil prices. Excluding fuel, external expenses decreased by 1.3%.

“Other external expenses” primarily relate to leasing and insurance expenses.

Air France — KLM Group

6. SALARIES AND NUMBER OF EMPLOYEES

6.1 - Salaries and related costs

In EUR million

First quarter ended June 30,	2005	2004	Variation
	Pro forma
By cost category
Wages and salaries	1 156	1 149	0.6%
Pension contributions	123	94	30.9%
Other social contributions	296	275	7.6%

Total	1 575	1 518	3.8%

Personnel costs increased to 1.6 billion euros compared with 1.5 billion euros at June 30, 2004 based on pro forma data, representing an increase of 3.8%, with personnel on a constant structural basis down by 0.1% at 102,006 employees (pro forma data). This increase is primarily the result of a reduction in the allowances for social costs that had been granted, in France, for the change to the 35-hour working week.

6.2 - Average number of employees

First quarter ended June 30,	2005	2004	Variation
	Pro forma
Total	101 886	102 006	-0.1%

Fligth deck crew	7 804	7 771	0.4%
Cabin crew	20 137	19 794	1.7%
Groundstaff	73 945	74 441	-0.7%

Management	12 996	12 736	2.0%
Supervisors	29 390	29 080	1.1%
Other staff	31 560	32 625	-3.3%

Pilots and cabin crew	26 298	25 918	1.5%
Instructors	964	991	-2.7%
Management	678	656	3.4%

The above number of employees is calculated on a weighted average basis based on actual paid presence.

Air France — KLM Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: September 2, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations